UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-39564

Mingzhu Logistics Holdings Limited

(Translation of registrant’s name into English)

27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Departure of Certain Officers; Appointment of Certain Officer

On November 19, 2025, Jingwei Zhang resigned from his position as the chief financial officer (the “CFO”) and a member of the board of directors (the “Board”) of Mingzhu Logistics Holdings Limited (the “Company”), effectively immediately. Mr. Zhang’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On the same day, the Company appointed Junfei Yang as the new CFO of the Company and a member of the Board to fill the vacancy resulting from Mr. Zhang’s resignation. In connection with this appointment, the Company and Ms. Yang entered into an employment agreement, dated November 19, 2025 (the “CFO Employment Agreement”) and a director offer letter, dated November 19, 2025 (the “Director Offer Letter”). Ms. Yang receives an annual compensation of $36,000 for her services as the CFO of the Company and a director of the Board.

The CFO Employment Agreement and the Director Offer Letter are qualified in their entirety by reference to the complete text of form of the CFO Employment Agreement and the form of the Director Offer Letter, which are furnished hereto as Exhibit 99.1 and 99.2.

Prior to joining the Company, Ms. Yang served as the CFO of Turing Intelligent Computing Technology Limited, a digital currency company, beginning in June 2025. From March 2021 to April 2025, Ms. Yang was a financial manager at Chainalysis, Inc., a blockchain and data analysis company, where she was responsible for developing financial models and analyses and overseeing financial consolidation. From July 2018 to February 2021, Ms. Yang was the financial analyst in Ripple Labs Inc., a digital currency company, where she conducted in-depth financial analysis and reporting. Ms. Yang received her bachelor of science in accounting from Shanghai University of Finance and Economics in 2016 and her master of business administration from University of California, Berkeley in 2018.

Ms. Yang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Employment Agreement
99.2	Form of Director Offer Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISTICS HOLDINGS LIMITED

Date: November 25, 2025	By:	/s/ Jinlong Yang
		Name:	Jinlong Yang
		Title:	Chief Executive Officer

2